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                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                             DAVE & BUSTER'S, INC.
             (Exact name of registrant as specified in its charter)


          Missouri                                           43-1532756
   (State of incorporation                                 (IRS Employer
       or organization)                                  Identification Number)

       2481 Manana Drive
          Dallas, Texas                                       75220
(Address of principal executive offices)                    (Zip Code)

       Securities to be registered pursuant to Section 12(b) of the Act:


          Title of each class                   Name of each exchange on which
          to be so registered                   each class is to be registered

   Common Stock Purchase Rights with            New York Stock Exchange, Inc.
respect to Common Stock, $.01 par value


If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

          Securities Act registration statement file number to which this form
          relates:                         (if applicable)
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          Securities to be registered pursuant to Section 12(g) of the
          Act:

          -------------------------------------------------------------
                                (Title of Class)

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Item 1.   Description of Registrant's Securities to be Registered.

COMMON STOCK PURCHASE RIGHTS WITH RESPECT TO COMMON STOCK, $.01 PAR VALUE

         In May 1995, the Board of Directors of the Company approved a Rights Agreement between the Company and Rights Agent, dated June 16, 1995 (the "Rights Agreement"), which is designed to protect stockholders should the Company become the target of coercive and unfair takeover tactics. Pursuant to the Rights Agreement, the Board of Directors declared a dividend distribution of one preferred Stock Purchase Right ("Right") for each outstanding share of Common Stock, which was effected in June 1995. Initially, the Rights were attached to all Common Stock certificates, and no separate Rights certificates exist. Until the Rights become separable as described below, an additional Right will be issued with every share of newly issued Common Stock, whether initially issued or issued from the Company's treasury.

         The Rights would become exercisable and separable from Common Stock on the earlier to occur of (i) the tenth business day following a public announcement or the date ("Stock Acquisition Date") the Company has knowledge that a person or group (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) has acquired 20% or more of the Company's voting stock without prior written consent of the Board of Directors of the Company, or (ii) the tenth business day (or such later date as determined by the Board of Directors not later than the Stock Acquisition Date) following the commencement of a tender offer or exchange offer, without prior written consent of the Company, by a person (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) which, upon consummation, would result in such party's control of 20% or more of the Company's voting stock. The 20% thresholds may be reduced to not less than 10% by the Board of Directors.

         When exercisable, each Right would entitle stockholders to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Stock"), at an exercise price of $75 per one one-hundredth of a share (the "Purchase Price"), subject to certain adjustments. Each share of Preferred Stock is entitled to one vote on all matters submitted to a vote of stockholders.

         If any person or group (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) acquires 20% or more of the Company's voting stock outstanding without prior written consent of the Board of Directors of the Company, each Right, except those held by such persons, would entitle stockholders to acquire, in lieu of Preferred Stock, such number of shares of Common Stock as shall equal the result obtained by multiplying the then current Purchase Price by the number of one one-hundredths of a share of Preferred Stock for which a Right is then exercisable and dividing that product by 50% of the current per-share market price of Common Stock.


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         If any person or group (other than the Company, any subsidiary of the
Company or any employee benefit plan of the Company) acquires more than 20% but less than 50% of the outstanding Common Stock without prior written consent of the Board of Directors of the Company, each Right, except those held by such persons, may be exchanged by the Board of Directors for one share of Common Stock or one one-hundredth of a share of the Preferred Stock.

         If the Company is acquired in a merger or other business combination transaction where the Company is not the surviving corporation or where Common Stock is exchanged or changed or 50% or more of the Company's assets or earnings power is sold in one or several transactions without prior written consent of the Board of Directors of the Company, each Right would entitle stockholders to receive shares of the acquiring Company's common stock as shall be equal to the result obtained by multiplying the then current Purchase Price by the number of one one-hundredths of a share of Preferred Stock for which a Right is then exercisable and dividing that product by 50% of the current market price per share of the common stock of the acquiring company on the date of such merger or other business combination transaction.

         The Rights can be redeemed by the Board of Directors for one cent per Right at any time prior to the acquisition by a person or group (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) of beneficial ownership of 20% or more of the outstanding Common Stock without prior written consent of the Board of Directors of the Company. The Rights, which do not have voting privileges, expire in June 2005.

         The Rights have certain anti-takeover effects. The Rights could cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on redemption of the Rights or on substantially all of the Rights also being acquired. The Rights should not, however, interfere with any merger or other business combination approved by the Board of Directors of the Company since the Rights may be redeemed by the Company as described above.

Item 2.   Exhibits.

1   -    Restated Articles of Incorporation of the Company (1)
2   -    By-Laws of the Company (1)
3   -    Rights Agreement between the Company and Rights Agent, dated June 16,
         1995 (1)

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(1)      Filed as an exhibit to the registrant's Form 10-Q for the 13-week period ended April 30, 1995, and incorporated herein by reference.


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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                       DAVE & BUSTER'S, INC.



                                       By:  /s/ Alan L. Murray
                                            -----------------------------------
                                            Alan L. Murray
                                            Vice President, General Counsel and
                                            Secretary


Date: May 14, 1999


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